John J. Concannon, Esq.
Direct Phone:              617.951.8874
Direct Fax:                   617.951.8736
jack.concannon@bingham.com

November 16, 2011

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-0404

Re:      Access Pharmaceuticals, Inc.
Form 10-K
Filed March 31, 2011
File No. 001-15771

Dear Mr. Riedler:

This letter is in response to comments received in the letter dated November 15, 2011 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jeffrey B. Davis, President and Chief Executive Officer of our client, Access Pharmaceuticals, Inc., a Delaware corporation (“we”, “our”, or the “Company”).  We have reviewed the Comment Letter and the Company’s response is set forth below.  For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

1.
We note your response to our prior comment one.  Please expand your analysis related to the licensing agreements with SpePharm Holding B.V. and RHEI Pharmaceuticals, Inc. to include support for your conclusion that neither of these agreements is a material contract upon which your business is substantially dependent.  We note that you had total revenues of $481,000 in fiscal year 2010 and, of that amount, license revenues comprised $347,000.  Please include as part of your analysis the approximate percentage to total revenues and license revenues each of these licensing agreements represents.

Response:

We note the Staff’s comment and respectfully submit that the Company believes that both the SpePharm Holding B.V. (“SpePharm”) and RHEI Pharmaceuticals, Inc. (“RHEI”) contracts are not material contracts of the Company for the reasons previously cited as well as the following:

While the Company had license revenues of $347,000 in fiscal year 2010, licensing revenues for that period for the SpePharm agreement were only $67,800 and for the RHEI agreement were only $33,596.  License revenues under the

November 16, 2011

SpePharm agreement represented approximately 14% of total revenues and 19.5% of licensing revenues for such period.  License revenues under the RHEI agreement represented approximately 7% of total revenues and 9.7% of licensing revenues for such period.  However, given that the Company’s operating expenses for fiscal year 2010 were $8,238,000, the license revenues received under the SpePharm and RHEI  agreements were immaterial to the Company’s financial picture as a whole for such period.  As a result, the Company does not believe that either of these contracts is a contract upon which the business of the Company is substantially dependent or required to be filed as an exhibit to the Company’s periodic filings with the Commission.

Comment:

2.
We note your response to our prior comment two.  Please expand your analysis related to the manufacturing agreement with Accupac, Inc. to include support for your determination that this agreement is not material to your business and that you are not substantially dependent on this agreement.  In your analysis please address whether you have alternative suppliers for the manufacture of MuGuard and state the approximate percentage of product costs the manufacturing agreement with Accupac represents.

Response:

We note the Staff’s comment and respectfully submit that the Company believes that the contract with Accupac, Inc. (“Accupac”) is not a material contract of the Company for the reasons previously cited as well as the following:

The  Company’s agreements with Accupac to date have consisted of two purchase orders for the manufacture of product.  There are minimal continuing obligations of either party under these purchase orders.  Further, the Company believes that there are several other contract manufacturers that it could use to manufacture this product for the Company which are already qualified by the FDA to produce this type of product.  In addition, the cost of goods sold for this product associated with Accupac’s manufacturing represents only approximately 1% of the wholesale price of the product.  As a result, the Company does not believe that its agreements with Accupac are contracts upon which the business of the Company is substantially dependent or required to be filed as an exhibit to the Company’s periodic filings with the Commission.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 16, 2011

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  I can be reached at 617.951.8874.

Sincerely yours

/s/ John J. Concannon

John J. Concannon

cc:           Jeffrey B. Davis, Access Pharmaceuticals, Inc.